INSTINET ANNOUNCES PRICE REDUCTIONS FOR US EQUITY TRADING Open Technology, More Functionality, Increased Speed, and now Lower Prices


New York, March 12, 2002 - Instinet (Nasdaq: INET), through affiliates, the largest global electronic agency securities broker, today announced that it is changing its price schedule for U.S. broker-dealers, effective today. The Company is reducing the average rates paid by broker-dealers trading Nasdaq equities by at least 60% and simplifying its rate schedule. Instinet is also moving to compete much more aggressively for market share in Exchange Traded Funds (ETFs). These decisive actions add to the significant moves already undertaken by the Company to bolster Instinet's liquidity pool.

Of the reduced prices for Instinet's US broker-dealer clients, Douglas Atkin, President and CEO of Instinet, said, "Virtually every brokerage firm in the industry has multiple issues with which they must contend in today's economic climate and market environment. As a result, price has asserted itself as a significant concern for broker-dealers. We believe that our recent technology enhancements and developments, including speed and pricing adjustments, go a long way in addressing the needs of broker-dealer clients using our ECN capability." Instinet has increased the rebate for broker-dealers that provide liquidity to $0.002 per share from $.0005 per share, a 300% increase. The charge for taking liquidity remains at $0.003 per share. With these new rates, the cost for a customer who provides and takes liquidity in equal amounts will now be only $0.0005 cents per share, or 50 cents per 1,000 shares. Instinet believes this will represent a powerful incentive for Nasdaq market makers and other broker-dealers who use Instinet to trade US Nasdaq stocks.

The Company has also greatly simplified its broker-dealer price schedule, reducing to two the number of volume breakpoints. Going forward, all broker-dealers that execute at least 500,000 shares per month will qualify for Instinet's new, low rates on their trading volumes in Nasdaq-listed stocks. In addition, for trades in ETFs, Instinet is increasing the rebate for providing liquidity to $0.0015 per share and dropping the charge for taking liquidity to $0.0019 per share. In ETFs, therefore, the cost for a customer who provides and takes liquidity in equal amounts will now be only $0.0004 per share, or 40 cents per 1,000 shares. "We chose this pricing scheme plan because of its balance," said Jean-Marc Bouhelier, Executive Vice President of Instinet. "In the current market environment, the risk-reward ratio is in tremendous flux. Broker-dealers, in particular, have met with tremendous competitive and financial challenges in a world of decimalization, and yet they must meet the obligations of their industry roles as the traditional providers of market liquidity. We believe our new pricing schedule coupled with our new technology will offer broker-dealers the value they expect and deserve from Instinet."

Other recent developments at Instinet include a more open technology platform, which leverages the Company's FIX connectivity solutions and dramatically increases the speed of Instinet's trading systems. In the past few months, Instinet has also released enhanced functionality for market access and has added features to improve block-trading performance. These initiatives are indicative of Instinet's dedication to supplying innovative technology solutions, which are geared towards improving execution performance and reducing transaction costs for all clients.

"As part of Instinet's strategy of customizing its offering to meet the needs of its global client base, Instinet is also in the process of delivering connectivity to vendors, aggregators and other market participants, allowing them to access Instinet's liquidity," said Bouhelier.
Atkin further noted, "One of Instinet's operational aptitudes is the analysis and study of transactions and the cost of trading. This ensures that we offer the best possible executions at the lowest possible costs to both our buyside and broker-dealer clients. For market professionals, Instinet delivers premium execution quality by providing access to significant buyside liquidity and through lower operational costs achieved by average trade sizes far larger than the industry average. For buyside clients, while commissions are clearly a component of transaction costs, they have always been dwarfed by market impact and opportunity costs, which have the largest impact on total execution quality and overall performance."

Instinet's ability to offer the opportunity for best execution and lowest total transaction costs has been well recognized by independent industry studies. According to recent independent studies, Instinet is a provider of premium execution quality. In a report published in January 2002 based on data for the 12 months ended September 30, 2001, Plexus Group ranked Instinet first in execution quality in Nasdaq-listed stocks when compared to a universe of the 12 most-active full-service brokers for which Plexus has data. Instinet also tied for first in execution quality in exchange-listed stocks when compared to the same universe. The most recent Abel/Noser Trading Report, published in December 2001 and based on data from the third quarter of 2001, calculated that on average the total cost for Nasdaq-listed stocks executed through Instinet was
7.45 cents per share lower than the average for the universe of brokers for which Abel/Noser has data, and for exchange-listed stocks was 3.96 cents per share better than the Abel/Noser universe average.

As a result of the recent technology enhancements and the pricing adjustments announced today, the Company intends to continue to grow its business by maintaining and expanding its Nasdaq liquidity pool while extending its global brokerage offering.
About Instinet

Instinet, through affiliates, is the largest global electronic agency securities broker and has been providing investors with electronic trading solutions for more than 30 years. Our services enable buyers and sellers worldwide to trade securities directly and anonymously with each other, have the opportunity to gain price improvement for their trades and lower their overall trading costs. Through our electronic platforms, our customers also can access over 40 securities markets throughout the world, including Nasdaq, the NYSE and stock exchanges in Frankfurt, Hong Kong, London, Paris, Sydney, Tokyo, Toronto and Zurich. We also provide our customers with access to research generated by us and by third parties, as well as various informational and decision-making tools. We act solely as an agent for our customers and do not trade securities for our own account or maintain inventories of securities for sale. For more information, please go to www.instinet.com.

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This press release is for information purposes only and is not intended as an offer or solicitation with respect to the purchase or sale of any security.